Filed Pursuant to Rule 433

Dated September 11, 2023

Registration No. 333-274345

Pricing Term Sheet

$400,000,000 7.15% Senior Notes due 2033

The information in this pricing term sheet supplements Patterson-UTI Energy, Inc.’s preliminary prospectus supplement, dated September 11, 2023 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “Issuer,” “we,” “our” and “us” refer to Patterson-UTI Energy, Inc. and not to its subsidiaries.

Issuer:	Patterson-UTI Energy, Inc.

Ratings: (Moody’s / S&P / Fitch)*:	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable)

Security Type:	Senior Unsecured Notes

Pricing Date:	September 11, 2023

Expected Settlement Date:	September 13, 2023, which is the second business day after the date of this pricing term sheet.

Maturity Date:	October 1, 2033

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2024

Principal Amount:	$400,000,000

Benchmark Treasury:	3.875% due August 15, 2033

Benchmark Treasury Price / Yield:	96-23 / 4.284%

Spread to Benchmark Treasury:	+290 basis points

Yield to Maturity:	7.184%

Coupon:	7.150%

Public Offering Price:	99.753% of the principal amount

Optional Redemption Provisions:

Make-Whole Call:	Prior to July 1, 2033 (the “Par Call Date”), the redemption price will be equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Par Call:	On or after the Par Call Date, the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date

Use of Proceeds:	The Issuer estimates that the net proceeds to it from this offering will be approximately $394.4 million, after deducting the underwriting discount and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds to it from this offering to repay outstanding borrowings under its Credit Agreement and for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

CUSIP / ISIN:	703481 AD3 / US703481AD36

Joint Book-Running Managers:	Wells Fargo Securities, LLC
U.S. Bancorp Investments, Inc.
Goldman Sachs & Co. LLC

Senior Co-Managers:	Scotia Capital (USA) Inc.
HSBC Securities (USA) Inc.

Co-Managers:	BOK Financial Securities, Inc.
Comerica Securities, Inc.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering (or, if available, the final prospectus supplement), the Issuer’s prospectus in the registration statement (to which it relates) and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) Wells Fargo Securities, LLC by telephone at (800) 645-3751, by email at wfscustomerservice@wellsfargo.com, or by standard mail at 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service; (ii) U.S. Bancorp Investments, Inc., by telephone at 1-877-558-2607 or by standard mail at 214 N. Tryon St., 26th Floor, Charlotte, North Carolina 28202, Attention: Credit Fixed Income; or (iii) Goldman Sachs & Co. LLC by telephone at (866) 471-2526, by email at prospectus-ny@ny.email.gs.com, or by standard mail at 200 West Street, New York, NY 10282, Attention: Prospectus Department.